Exhibit 99.81

VERSES

VERSES AI Responds To OTC Markets' Request Regarding Promotional Activity

VANCOUVER, British Columbia, Dec. 22, 2023 -- VERSES AI (CBOE Canada: VERS) (OTCQB: VRSSF) ("**VERSES**" or the "**Company**"), announces that it has been requested by OTC Markets Group Inc. ("**OTC Markets**") to issue this statement about promotional activity concerning the Company's Class A Subordinate Voting shares (the "**Shares**") traded on the OTCQB marketplace.

On December 19, 2023, the OTC Markets queried the Company regarding certain promotional activities concerning the Company and its Shares traded on the OTCQB Marketplace, including the distribution of multiple emails and digital marketing materials published by Winning Media LLC discussing the Company, its business and the technology and artificial intelligence sectors generally. The emails and the marketing materials contained information available from publicly available online resources.

The Company was aware of the materials before they were published. The Company engaged Winning Media LLC ("**Winning Media**") beginning in January 2023 to provide advertising and marketing services, for an online marketing campaign as well as the coordination of marketing actions. Winning Media is a third-party marketing and advertising firm. The Company compensated Winning Media a total of $150,000 for services spanning the month of December.

Winning Media utilized publicly available sources of information for its emails and marketing materials. The Company does not believe the statements in the marketing materials and e–mails were materially false or misleading. The Company did not have editorial control over the content.

After inquiry of management, other than as disclosed herein, the Company confirms that its officers, directors or its controlling shareholders (i.e., shareholders owning 10% or more of the Company's securities) have not, directly or indirectly, authorized or been involved in any way with the creation, distribution of promotional materials related to the Company and its securities.

Although the Company understands some of this promotional activity coincided with increased trading activity in the Shares beginning on December 19th, 2023, it does not believe the promotional activities were the primary factor in any increase in trading volume in the Shares.

After inquiry of management, no officers, directors, or controlling shareholders or third-party service providers have sold or purchased the Shares within the past 90 days to their knowledge.

For clarity, in the last 12 months the Company has engaged for various lengths of time the following third-party providers for investor relations services, public relations services, or marketing services related to its securities that trade on the OTCQB and on the CBOE Canada:

Investor Relations: (i) Focus Communications IR; (ii) Brisco Capital Partners Corp.; (iii) Integrous Communications, (iv) Blossom Social (v) Real Creative Agency; (vi) Hybrid Capital Corp.; (vii) Apollo Relations*, and (viii) Factory Relations*.

Public Relations & Marketing Companies: (i) Bryson Gillette Public Relations; (ii) Triple Bull Consulting Ltd.; (iii) Emerging Markets Consulting, LLC; (iv) Winning Media LLC; (v) EQ Analytica Inc.*, (vi) VHLA Media Inc.*, (vii) i2i LLC*., (viii) Omni8 Media Corp.*, (ix) CANACOM Group*, and (x) Bospar Public Relations*.

* denotes no longer active or discontinued

Other than as previously disclosed in the Company's public filings, the Company has not issued shares or convertible instruments allowing conversion to equity securities at prices constituting a discount to the current market rate at the time of the issuance.

The Company is committed to compliance with the OTC Markets Group policy on stock promotion and the OTCQB standards. The Company encourages those interested in the Company to rely solely on information included in press releases issued and distributed by the Company through approved news wire or disclosure and news services, combined with its filings and disclosures, as well as information provided through the OTC Markets.

About VERSES

VERSES is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key

features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai
Emily Schwarts, Bryson Gillette PR, versespress@brysongillette.com

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us (415-572-8152)
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca (416-543-3120)

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.